PC Mobile Media Corp.

March 9, 2016

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

RE:

PC Mobile Media Corp.

Form S-1

Filed January 19, 2016

File No. 333-209027

Dear Mr. Spirgel,

PC Mobile Media Corp. submits this letter to you in response to your letter of February 10, 2016, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing.  This letter sets forth our responses to the Staff’s comments.  For your convenience, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.

COMMENT:

General

1.

We note your disclosure on pages 1 and 12 that refer to unaudited financial statements dated September 30, 2015.  It appears that your financial statements were audited as of September 30, 2015.  Please advise or revise.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we revised the wording to state that they are audited financial statements.

COMMENT:

2.

Page 1 discloses that the Company “has not significantly commenced its planned principle operations” and on page 2 discloses that the Company “is attempting to become operational”.  These statements appear to contradict disclosure on page 4 and that the Company plans to expand business operations.  Please revise your entire disclosure to clarify that you unequivocally do not have any business operations.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have revised page 2 and the entire disclosure to clarify that “we do not have any business operations”.  On page 4 we clarified the disclosure to read as follows: The Company intends to use the net offering proceeds of $32,600 to initiate our planned business operations.”

COMMENT:

3.

Please provide updated interim financial statements for the quarterly period ending December 31, 2015.  We refer you to the financial statement updating guidance in Rule 8-03 of Regulation S-X.

RESPONSE:

We acknowledge the Staff’s comment and the Company confirms that we have updated the financial statements to include the quarterly period ending December 31, 2015.

Part I: Information Required in the Prospectus, page 1

General Information about the Company

COMMENT:

4.

We note your disclosure that you plan to offer mobile billboard display advertising.  Please clarify whether planned initial business operations will primarily occur in Las Vegas and operate out of the administrative office of the director.  Alternatively, please specify the geographic location that you plan to commence operations.

RESPONSE:

We acknowledge the Staff’s comment and confirm that we have disclosed that the company’s operations will primarily occur in Las Vegas and that our director is providing an administrative office for our business operations.  The following disclosure was included in the “General Information about the Company” section as written below.

“Our planned initial market will primarily occur in the Las Vegas area.  We plan to conduct our business operations out of an administrative office provided by our director.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Capital Resources and Off-Balance Sheet Arrangements, page 28

COMMENT:

5.

We note that you did not have any off-balance sheet arrangements or material commitments for capital expenditures as of September 30, 2013.  Please briefly address whether the company has any off-balance sheet arrangements or material commitments for capital expenditures as of September 30, 2015.

RESPONSE:

We acknowledge the Staff’s comment and confirm that the date of September 30, 2013 was a typographical error.  We corrected the sentence in the amended filing to reflect the correct date of September 30, 2015.

Furthermore, the Company acknowledges that;

•

should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact Joseph L. Pittera, Esq. at Law Offices of Joseph L. Pittera, Esq. at (310) 328-3588 telephone, email jpitteralaw@gmail.com, with any questions or comments.

Sincerely,

/s/ Paul Conforte

Paul Conforte

President

3